

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 2, 2010

Mr. Selim A. Bassoul
Chief Executive and Director
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

Re: **Middleby Corporation**
        Form 10-K for Fiscal Year Ended January 2, 2010
        Filed March 3, 2010
        File No. : 1-9973

Dear Mr. Bassoul:

        We have completed our review of your filing and do not have any further comments at this time.

                                Very truly yours,

                                Errol Sanderson
                                Financial Analyst